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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W Nifong Blvd Ste 3B
(No. and Street)

Columbia	MO	65203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leann Knuth — 573-449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin LLC
(Name – *if individual, state last, first, middle name*)

7285 W 132nd St. Ste 210	Overland Park	KS	66213
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE WILBERS
Notary Public - Notary Seal
Cole County - State of Missouri
Commission Number 15634619
My Commission Expires Apr 7, 2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
FOR YEAR ENDED
DECEMBER 31, 2019

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LaBrunerie Financial Services, Inc. (the "Company") as of December 31, 2019, the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to SEC Rule 15c3-1 (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC

We have served as the Company's auditor since 2018.

Overland Park, Kansas

February 27, 2020

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

		2019
CURRENT ASSETS		
Cash	$	494,143
Clearing Deposits (Money Market)		52,163
Due From Alexander LaBrunerie & Co, Inc. (Related Party)		150,048
Commissions Receivable (includes allowance for doubtful accounts of $0)		43,485
Prepaid Expenses		21,616
		761,455
PLANT AND EQUIPMENT		
Leasehold Improvements		13,102
Office Furniture & Equipment		86,320
		99,422
Less Accumulated Depreciation		(64,923)
		34,499
TOTAL ASSETS	$	795,954

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	27,769
Accrued Payroll		11,633
Profit Sharing Contribution Payable		35,000
Due to ALCO-Cost Allocation (Related Party)		224,591
TOTAL LIABILITIES		298,993
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued		3,000
Paid in Capital		69,130
Retained Earnings		424,831
TOTAL STOCKHOLDERS' EQUITY		496,961
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	795,954

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2019

	2019
REVENUES	
Securities Commissions	$ 16,730
Mutual Funds, Concessions, and Insurance Products-12b-1s	1,197,038
TOTAL REVENUES	$ 1,213,768
COMMISSIONS PAID	509,090
GROSS PROFIT	704,678
OVERHEAD EXPENSES	
Accounting	64,686
Advertising	1,232
Legal Fees	16,513
Clearing Costs	17,140
Client Gift	2,198
Compliance	16,579
Computer Supplies	5,625
Contract Labor	10
Contributions	4,600
Depreciation	6,768
Dues and Subscriptions	4,102
Equipment Rental	52
Finance Charge	51
Meals and Entertainment	3,011
Insurance	25,739
Office Expense	7,426
Occupancy	4,078
Operating Cost Allocation-RIA	157,126
Payroll Taxes	43,385
Pension	51,817
Postage	379
Printing	1,362
Repairs and Maintenance	1,493
Salaries & Wages	193,938
Taxes and Licenses	2,457
Training	1,160
Travel	3,985
Utilities	921
Website	1,370
TOTAL OVERHEAD EXPENSES	639,203
OPERATING INCOME (LOSS)	65,475
OTHER INCOME	
Interest Income	896
Expense Reimbursement	19,050
Management Fee	132,000
TOTAL OTHER INCOME	151,946
OTHER EXPENSE	
Bad Debt Expense	8,499
TOTAL OTHER EXPENSE	8,499
NET INCOME	$ 208,922
Unrealized gains on securities:	
Unrealized holding gains (losses) arising during the period	-
Less: Reclassification adjustment	-
OTHER COMPREHENSIVE INCOME	-
COMPREHENSIVE INCOME	$ 208,922

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2018	$ 3,000	$ 69,130	$ 215,909	$ 0	$ 288,039
Net Income (Loss)	-	-	208,922	-	208,922
Shareholder Distributions	-	-	-	-	-
Change in Unrealized Holding Gains (Losses)	-	-	-	-	-
Adjustment to Comprehensive Income	-	-	-	-	-
BALANCE, DECEMBER 31, 2019	$ 3,000	$ 69,130	$ 424,831	$ 0	$ 496,961

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

		2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	208,922
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		6,768
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable		9,133
Due From Alexander LaBrunerie & Co, Inc. (Related Party)		(137,975)
Accounts Payable		8,043
Accrued Payroll		4,920
Profit Sharing Contribution Payable		(2,416)
Due to ALCO-Cost Allocation (Related Party)		157,126
Prepaid Expenses		14,076
NET CASH PROVIDED BY OPERATING ACTIVITIES		268,597
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		268,597
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR		277,709
CASH AND CASH EQUIVALENTS-END OF YEAR	$	546,306

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2019.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994, and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid. The Company's major sources of revenue are investment 12b-1 fees, insurance commissions, and other transactional fees.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Plant and equipment are depreciated using the straight-line method over their useful lives ranging from three to forty years. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2019 were $43,485. Commissions payable at December 31, 2019 were $20,571. Commissions receivable are carried at their gross value with no discount.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Allowance for Doubtful Accounts: An allowance for uncollectible accounts receivable is not considered necessary.

Revenue Recognition: The Company receives revenues from investment 12b-1 fees, insurance commissions, and other transactional fees. Revenues are recognized on the trade date. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

The Company has adopted ASC 606. Pursuant to ASC 606, the Company's core principle for revenue recognition is to "depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." The Company recognizes revenue when it satisfies its obligations under a contract by closing private placement transactions or when serving as a financial adviser for a closed transaction.

NOTE B—CASH AND CASH EQUIVALENTS

For purposes of the statement of financial condition and statement of cash flows, cash and cash equivalents consist of cash and other highly liquid resources, such as investments in money market funds, with an original maturity of three months or less when purchased. The following is the composition of the combined accounts appearing in the financial statements:

	2019
Cash in Bank	$ 494,143
Money Market Funds	52,163
Total Cash and Cash Equivalents	$ 546,306

NOTE C—PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation and amortization, at December 31:

	2019
Furniture and Equipment	$ 86,320
Leasehold Improvements	13,102
	99,422
Accumulated Depreciation	(64,923)
Total Plant and Equipment - Net	$ 34,499

Depreciation expense for the year ended December 31, 2019 was $6,768.

NOTE D—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000 on December 31, 2019, the Company had net capital of $289,755 ($239,755 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 103.19% for 2019.

NOTE E—CONTROL REQUIREMENTS

There are no amounts as of December 31, 2019, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE F—RELATED PARTY TRANSACTIONS

Alex LaBrunerie is the majority shareholder in Alexander LaBrunerie & Co, Inc. For the year ending December 31, 2019 Alexander LaBrunerie & Co, Inc. paid LaBrunerie Financial an administrative fee of $132,000 which is reported as other income in the statement of income and comprehensive income.

NOTE F—RELATED PARTY TRANSACTIONS (continued)

The Company occupies office space in a building that is owned by Alex LaBrunerie. The Company is responsible for paying condominium fees, common area maintenance, and real estate taxes and these items are paid directly to the appropriate vendors by Alexander LaBrunerie & Co. The Company incurred $157,126 as part of a shared expense agreement, all of which was due to Alexander LaBrunerie & Co, Inc. at December 31, 2019. At December 31, 2019, Alexander LaBrunerie & Co., Inc. owed the Company $150,048. At December 31, 2019, the Company owed Alexander LaBrunerie & Co. $224,591.

NOTE G—SUBSEQUENT EVENTS

Subsequent events have been evaluated through February xx, 2020, which is the date the financial statements were available to be issued. There are no events or transactions occurring after December 31, 2019 required to be reported or disclosed.

NOTE H—INCOME TAXES

LaBrunerie Financial Services, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2018, 2017, and 2016 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE I—PENSION PLAN:

The company maintains a 401(k) Profit Sharing Plan. The Plan covers all eligible employees and is held in trust by Principal. Eligibility is limited to employees who have completed one year of service and have attained age 18. The Company's contributions totaled $51,817 for the year ended December 31, 2019. At December 31, 2019 the Company had an accrued contribution payable of $35,000.

NOTE J – CONCENTRATIONS AND CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. These deposits are kept within limits designed to prevent risks caused by concentration. The account balances maintained are covered by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 for December 31, 2019. At December 31, 2019, the Company had a balance in excess of FDIC insurance by $244,143. The Company has not sustained any losses due to exposure noted above.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2019, margin accounts guaranteed by the Company were not material.

NOTE J – CONCENTRATIONS AND CREDIT RISK (continued)

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

During the year ended December 31, 2019, approximately 64% of all of the Company's revenues were produced by one individual. During the year ended December 31, 2019, approximately 64% of all of the Company's revenues were received from two vendors producing 41% and 23% respectively.

NOTE K – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies requiring disclosure as of the year ending December 31, 2019.

LABRUNERIE FINANCIAL SERVICES, INC.
SUPPLEMENTAL INFORMATION

COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2019

		2019
Net Capital		
Ownership Equity	$	496,961
Less Non Allowable Assets		
Net Fixed Assets		(34,499)
Due From Alexander LaBrunerie & Co, Inc.		(150,048)
Commissions Receivable more than 30 days past due		-
Prepaid Insurance		(21,616)
Total Allowable Capital		290,798
Less Regulatory Reduction on Investments		1,043
Total Net Capital		289,755
Minimun Net Capital Requirement		(50,000)
Excess Over Minimum Net Capital Requirement		239,755
Total Aggregate Indebtedness	$	298,993
Ratio of Aggregate Indebtedness to Net Capital		103.19%

A reconciliation of the company's computation of the net capital is not necessary because there were no material differences between audited net capital and net capital reported in the Part IIA FOCUS report.

See Accountant's Report and Notes.

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) LaBrunerie Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC
Overland Park, Kansas
February 27, 2020

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

LaBrunerie Financial
Member FINRA / SIPC

ALEX LaBRUNERIE

Stonebridge Park
601 W Nifong Blvd., Ste. 3B
Columbia, MO 65203-6804
573 449-5313
800 736-7460
Cell: 573 424-0901
Fax 573 449-8101

e-mail:
alex@labrunerie.com

The Exemption Report

The following statements are made to the best knowledge and belief of Alex LaBrunerie as President for LaBrunerie Financial.

I, Alex LaBrunerie, as the President for LaBrunerie Financial, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2018 without exception.

Alexander LaBrunerie

President

LaBrunerie Financial

1/29/2020

Date